Pepco Holdings, Inc. Parent
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	Actual December 31, 2002
ASSETS	
Current Assets	
Cash and cash equivalents	267,457
Accounts receivable	1,531
Notes receivable to associated companies	901,836
	1,170,824
Investments and Other Assets	
Investment in consolidated companies	3,703,203
Deferred income taxes	42,271
Other	12,764
	3,758,238
Property, Plant and Equipment	
Intangible assets	11,411
Less accumulated amortization	2,397
	9,014
Total Assets	4,938,076
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short-term debt	410,923
Accounts payable	6,354
Accounts payable to associated companies	2,812
Interest and taxes accrued	21,522
Other	1,197
	442,808
Long-Term Debt	1,499,518
Capitalization	
Construction loan	-
Common stock	1,698
Additional paid-in capital	2,208,767
Other comprehensive loss	(52,854)
Retained earnings	838,139
Total equity	2,995,750
Total capitalization	2,995,750
Total Capitalization and Liabilities	4,938,076